EXHIBIT 21
SUBSIDIARIES OF THE REGISTRANT
Following is a list of the subsidiaries of the Company(1):

Name of Subsidiary	Jurisdiction of Incorporation
CMP Display Systems, Inc.	California
Composite Structures, LLC	Delaware
Ducommun AeroStructures, Inc.	Delaware
Ducommun AeroStructures Mexico, LLC	Delaware
Ducommun AeroStructures New York, Inc.	New York
Ducommun (England) Ltd.	England
Ducommun LaBarge Technologies, Inc.	Arizona
Ducommun LaBarge Technologies, Inc.	Delaware
Ducommun Technologies (Thailand) Ltd.	Thailand
LaBarge/STC, Inc.	Texas
LaBarge Acquisition Company, Inc.	Missouri
(1) As of December 31, 2016.